Exhibit 99.2

Dr.Reddy's Laboratories Ltd.
8-8-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507
27 July 2018

BSE Limited National Stock Exchange of India Limited New York Stock Exchange	Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

Dear Sir/Madam,

Ref.:	Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY(NYSE)
Sub.:	Outcome of 34th Annual General Meeting & Voting results.

This is with reference to our earlier letter dated 4 July 2018 regarding the 34th Annual General Meeting (AGM) of the Company held today i.e. 27 July 2018.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 34th AGM, dated 23 June 2018.

Sl. no.	Description	Particulars
A	Date of AGM	27 July 2018
B	Total no. of Shareholders on record (cut-off) date (20 July 2018)	1,39,606
C	No. of shareholders present in meeting either in person or through proxy	213
D	Shareholders	Present in person and proxy	Equity Shares	% to capital
	Promoter & Promoter group	12	4,44,58,528	26.78
	Public	201	6,45,360	0.39
	Total	213	4,51,03,888	27.17
E	No. of shareholders attended the meeting through video conferencing: Promoter & Promoter group: Not applicable Public: Not applicable

The agenda-wise disclosure of voting details is enclosed as Annexure-A. The Report of Scrutinizer on remote e-voting & voting at AGM (by electronic means) is enclosed as Annexure - B.

Further, pursuant to Regulation 30 of the Listing Regulations, summary of the 34th AGM proceedings is enclosed as Annexure – C.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

Annexure A

DR REDDY'S LABORATORIES LIMITED - 34th AGM VOTING RESULTS UNDER REGULATION 44 OF

THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015

Resolution 1: Adoption of financial statements (standalone and consolidated) of the Company for the year ended 31 March 2018, including the audited Balance Sheet as at 31 March 2018 and the Statement of Profit and Loss of the Company for the year ended on that date, along with the reports of the Board of Directors and Auditors thereon.

Resolution required: (Ordinary / Special)	Ordinary Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[((5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	0	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	0	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	0	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,90,33,780	75.15%	7,90,29,815	3965	99.995%	0.005%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	0	100.000%	0.000%
	Total		7,93,99,280	75.50%	7,93,95,315	3965	99.995%	0.005%
Public- Non Institutions	Remote E-Voting		2,04,946	1.25%	2,04,661	285	99.861%	0.139%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,271	12	99.995%	0.005%
	Total		4,30,229	2.63%	4,29,932	297	99.931%	0.069%
Total		16,59,98,834	12,42,88,037	74.87%	12,42,83,775	4262	99.997%	0.003%

Resolution 2: Declaration of dividend on the equity shares for the financial year 2017-18.

Resolution required: (Ordinary / Special)	Ordinary Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	To the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes- in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	0	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	0	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	0	100.000%	0.000%
Public- Institutions	Remote E-Voting		79283244	75.39%	7,92,79,616	3628	99.995%	0.005%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	0	100.000%	0.000%
	Total		7,96,48,744	75.74%	7,96,45,116	3628	99.995%	0.005%
Public- Non Institutions	Remote E-Voting		205146	1.25%	2,04,140	1006	99.510%	0.490%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,273	10	99.996%	0.004%
	Total		4,30,429	2.63%	4,29,413	1016	99.764%	0.236%
Total		16,59,98,834	12,45,37,701	75.02%	12,45,33,057	4644	99.996%	0.004%

Resolution 3: Re-appointment of Mr. K Satish Reddy (DIN: 00129701), who retires by rotation, and being eligible offers himself for the re-appointment.

Resolution required: (Ordinary / Special)	Ordinary Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,64,377	75.37%	7,85,26,399	7,37,978	99.069%	0.931%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,96,29,877	75.72%	7,88,91,899	7,37,978	99.073%	0.927%
Public- Non Institutions	Remote E-Voting		2,04,600	1.25%	2,02,757	1,843	99.099%	0.901%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,273	10	99.996%	0.004%
	Total		4,29,883	2.63%	4,28,030	1,853	99.569%	0.431%
Total		16,59,98,834	12,45,18,288	75.01%	12,37,78,457	7,39,831	99.406%	0.594%

Resolution 4: Re-appointment of Mr. Anupam Puri (DIN: 00209113) as an independent director for a second term of one year.

Resolution required: (Ordinary / Special)	Special Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		79274953	75.38%	7,36,19,738	56,55,215	92.866%	7.134%
	Voting at the AGM Venue	10,51,63,956	365500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,96,40,453	75.73%	7,39,85,238	56,55,215	92.899%	7.101%
Public- Non Institutions	Remote E-Voting		204910	1.25%	1,92,338	12,572	93.865%	6.135%
	Voting at the AGM Venue	1,63,76,350	225283	1.38%	2,25,273	10	99.996%	0.004%
	Total		4,30,193	2.63%	4,17,611	12,582	97.075%	2.925%
Total		16,59,98,834	12,45,29,174	75.02%	11,88,61,377	56,67,797	95.449%	4.551%

Resolution 5: Appointment of Mr. Prasad R Menon (DIN: 00005078) as an Independent director for a term of five years.

Resolution required: (Ordinary / Special)	Ordinary Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,74,529	75.38%	7,81,33,861	11,40,668	98.561%	1.439%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,96,40,029	75.73%	7,84,99,361	11,40,668	98.568%	1.432%
Public- Non Institutions	Remote E-Voting		2,04,760	1.25%	2,00,603	4,157	97.970%	2.030%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,273	10	99.996%	0.004%
	Total		4,30,043	2.63%	4,25,876	4,167	99.031%	0.969%
Total		16,59,98,834	12,45,28,600	75.02%	12,33,83,765	11,44,835	99.081%	0.919%

Resolution 6: Approval of 'Dr. Reddy's Employees Stock Option Scheme. 2018'.

Resolution required: (Ordinary / Special)	Special Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	27-07-2018	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes- against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,33,856	75.34%	7,76,81,493	15,52,363	98.041%	1.959%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,95,99,356	75.69%	7,80,46,993	15,52,363	98.050%	1.950%
Public- Non Institutions	Remote E-Voting		2,04,745	1.25%	2,01,524	3,221	98.427%	1.573%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,272	11	99.995%	0.005%
	Total		4,30,028	2.63%	4,26,796	3,232	99.248%	0.752%
Total		16,59,98,834	12,44,87,912	74.99%	12,29,32,317	15,55,595	98.750%	1.250%

Resolution 7: Grant of stock options to the employees of the subsidiary company (ies) of the company under ‘Dr. Reddy's Employees Stock Option Scheme, 2018’.

Resolution required: (Ordinary / Special)	Special Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,34,529	75.34%	7,76,61,032	15,73,497	98.014%	1.986%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,96,00,029	75.69%	7,80,26,532	15,73,497	98.023%	1.977%
Public- Non Institutions	Remote E-Voting		2,04,403	1.25%	1,95,460	8,943	95.625%	4.375%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,272	11	99.995%	0.005%
	Total		4,29,686	2.62%	4,20,732	8,954	97.916%	2.084%
Total		16,59,98,834	12,44,88,243	74.99%	12,29,05,792	15,82,451	98.729%	1.271%

Resolution 8: Implementation of the ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ through ‘Dr. Reddy’s Employees ESOS Trust’.

Resolution required: (Ordinary / Special)	Special Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,33,996	75.34%	7,76,83,196	15,50,800	98.043%	1.957%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,95,99,496	75.69%	7,80,48,696	15,50,800	98.052%	1.948%
Public- Non Institutions	Remote E-Voting		2,02,637	1.24%	1,95,993	6,644	96.721%	3.279%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,272	11	99.995%	0.005%
	Total		4,27,920	2.61%	4,21,265	6,655	98.445%	1.555%
Total		16,59,98,834	12,44,85,944	74.99%	12,29,28,489	15,57,455	98.749%	1.251%

Resolution 9: Authorisation to ‘Dr. Reddy's Employees ESOS Trust' for secondary acquisition of equity shares for the purpose of stock options.

Resolution required: (Ordinary / Special)	Special Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,37,755	75.35%	7,76,84,759	15,52,996	98.040%	1.960%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500	-	100.000%	0.000%
	Total		7,96,03,255	75.69%	7,80,50,259	15,52 996	98.049%	1.951%
Public- Non Institutions	Remote E-Voting		2,04,642	1.25%	1,97,866	6,776	96.689%	3.311%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,272	11	99.995%	0.005%
	Total		4,29,925	2.63%	4,23,138	6,787	98.421%	1.579%
Total		16,59,98,834	12,44,91,708	75.00%	12,29,31,925	15,59,783	98.747%	1.253%

Resolution 10: Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates. Cost Accountants, for the financial year ending 31 March, 2019.

Resolution required: (Ordinary / Special)	Ordinary Resolution

Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	Remote E-Voting		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
	Voting at the AGM Venue	4,44,58,528	-	0.00%	-	-	0.000%	0.000%
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.000%	0.000%
Public- Institutions	Remote E-Voting		7,92,72,539	75.38%	7,92,62,855	9,684	99.988%	0.012%
	Voting at the AGM Venue	10,51,63,956	3,65,500	0.35%	3,65,500		100.000%	0.000%
	Total		7,96,38,039	75.73%	7,96,28,355	9,684	99.988%	0.012%
Public- Non Institutions	Remote E-Voting		2,04,982	1.25%	2,03,176	1,806	99.119%	0.881%
	Voting at the AGM Venue	1,63,76,350	2,25,283	1.38%	2,25,273	10	99.996%	0.004%
	Total		4,30,265	2.63%	4,28,449	1,816	99.578%	0.422%
Total		16,59,98,834	12,45,26,832	75.02%	12,45,15,332	11,500	99.991%	0.009%

Annexure-B

R & A Associates
T 202, Technopolis, 1-10-74/B,
Above Ratnadeep Super Market,
Chikoti Gardens, Begumpet,
Hyderabad - 500016, India.
+91 40-4003 2244 – 47
info@RnA-cs.com | www.RnA-cs.com

CONSOLIDATED SCRUTINIZER'S REPORT
[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014
(as amended)]

To

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad 500 034

34th Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Friday, 27 July 2018 at 9.30 AM IST at the Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500034, Telangana, India.

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of the Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and voting process for the 34th Annual General Meeting (AGM) of the Company in fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 & 21 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015 (Listing Regulations), on the resolutions contained in the Notice of the 34th AGM of the members of the Company, held on Friday, 27 July 2018 at 9.30 AM IST and also for ascertaining the requisite majority for the resolutions proposed therein.

The management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and Listing Regulations relating to remote e-voting and voting process for the resolutions contained in the Notice of the 34th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that remote e-voting and voting process is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on remote e-voting and voting at the AGM venue. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and voting at the AGM venue).

In accordance with the Notice of the 34th AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM IST on Monday, July 23, 2018 and was closed at 5.00 PM IST on Thursday, July 26, 2018.

Members holding shares as on Friday, July 20, 2018, "cut off date", were entitled to vote on the resolution stated in the Notice of the 34th AGM of the Company.

The voting at the AGM venue was allowed with our assistance by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who were present at the AGM venue but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the Members who had voted through remote e-voting facility was blocked.

After the conclusion of the voting at the AGM venue, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Friday, July 27, 2018 at 11.42 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of Members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and voting at the AGM venue are given as ‘Annexure-1’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 34th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and voting at the AGM venue are under my safe custody until the Chairman approves and sign the Minutes of the 34th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

/s/ G. Raghu Babu
(G. Raghu Babu)
Place: Hyderabad	Partner
Date: July 27, 2018	FCS No.4448, CP No. 2820

Witness 1:		Witness -2

Signature:	/s/ Suraj Garg	Signature:	/s/ Lavesh Goel
Name:	Suraj Kumar Garg	Name:	Lavesh Goel
	s/o Mohan Lal Agarwal		s/o Susheel Kumar Goel

Annexure-I

Combined Results (remote e-voting and e-voting at AGM venue)

Item number of Notice and type of Resolution	Description	Mode of Voting	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
				No’s	% age	No‘s	%age	No‘s	% age
1- Ordinary Resolution	Receive, consider and adopt the financial statements (standalone and	remote e-voting	123,697,254	123,693,004	100.00%	4,250	0.00%	-	-
	consolidated) of the Company for the year ended 31 March 2018,	e-voting at the AGM venue	590,783	590,771	100.00%	12	0.00%	-	-
	including the audited Balance Sheet as at 31 March 2018 and the Statement of Profit and Loss of the Company for the year ended on that date, along with the reports of the board of directors and auditors thereon.	Total	124,288,037	124,283,775	100.00%	4,262	0.00%	-	-
2 - Ordinary Resolution	Declaration of dividend on the equity shares for the financial year 2017- 18.	remote e-voting	123,946,918	123,942,284	100.00%	4,634	0.00%	-	-
		e-voting at the AGM venue	590,783	590,773	100.00%	10	0.00%	-	-
		Total	124,537,701	124,533,057	100.00%	4,644	0.00%	-	-
3 - Ordinary Resolution	Re-appointment of Mr. K Satish Reddy (DIN: 00129701), who retires by	remote e-voting	123,927,505	123,187,684	99.40%	739,821	0.60%	-	-
	rotation and, being eligible, offers himself for the re-appointment	e- voting at the AGM venue	590,783	590,773	100.00%	10	0.00%	-	-
		Total	124,518,288	123,778,457	99.41%	739,831	0.59%	-	-
4 - Special Resolution	Re-appointment of Mr. Anupam Puri (DIN: 00209113) as an	remote e-voting	123,938,391	118,270,604	95.43%	5,667,787	4.57%	-	-
	independent director for a second term of one year period, in terms of	e- voting at the AGM venue	590,783	590,773	100.00%	10	0.00%	-	-
	Section 149 of the Companies Act 2013.	Total	124,529,174	118,861,377	95.45%	5,667,797	4.55%	-	-
5 - Ordinary Resolution	Appointment of Mr.Prasad R Menon (DIN: 00005078) as an	remote e-voting	123,937,817	122,792,992	99.08%	1,144,825	0.92%	-	-
	independent director in terms of Section 149 of the Companies Act,	e- voting at the AGM venue	590,783	590,773	100.00%	10	0.00%	-	-
	2013.	Total	124,528,600	123,383,765	99.08%	1,144,835	0.92%	-	-
6 - Special Resolution	Approval of Dr. Reddy's Employees Stock Option Scheme, 2018’ ('2018	remote e-voting	123,897,129	122,341,545	98.74%	1,555,584	1.26%	-	-
	ESOS’).	e- voting at the AGM venue	590,783	590,772	100.00%	11	0.00%	-	-
		Total	124,487,912	122,932,317	98.75%	1,555,595	1.25%	-	-
7 - Special Resolution	Grant of stock options to the Employees of the Subsidiary Companies of	remote e-voting	123,897,460	122,315,020	98.72%	1,582,440	1.28%	-	-
	the Company under 'Dr. Reddy's Employees Stock Option Scheme, 2018'	e-voting at the AGM venue	590,783	590,772	100.00%	11	0 00%	-	-
	('2018 ESOS’).	Total	124,488,243	122,905,792	98.73%	1,582,451	1.27%	-	-
8 - Special Resolution	Implementation of the 'Dr. Reddy's Employees Stock Option Scheme,	remote e-voting	123,895,161	122,337,717	98.74%	1,557,444	1.26%	-	-
	2018' ('2018 ESOS') through Dr. Reddy's Employees ESOS Trust	e- voting at the AGM venue	590,783	590,772	100.00%	11	0.00%	-	-
		Total	124,485,944	122,928,489	98.75%	1,557,455	1.25%	-	-
9 - Special Resolution	Authorisation to Dr. Reddy's Employees ESOS Trust (ESOS Trust) for	remote e-voting	123,900,925	122,341,153	98.74%	1,559,772	1.26%	-	-
	secondary acquisition of Equity Shares for the purpose of Stock Options	e-voting at the AGM venue	590,783	590,772	100.00%	11	0.00%	-	-
		Total	124,491,708	122,931,925	98.75%	1,559,783	1.25%	-	-
10 - Ordinary Resolution	Ratification of remuneration payable to cost audtitors, M/s Sagar &	remote e-voting	123,936,049	123,924,559	99.99%	11,490	0.01%	-	-
	Associates, cost accountants for the financial year ending 31 March	e- voting at the AGM venue	590,783	590,773	100.00%	10	0.00%	-	-
	2019.	Total	124,526,832	124,515,332	99.99%	11,500	0.01%	-	-

Annexure - C

SUMMARY OF PROCEEDINGS OF THE 34TH ANNUAL GENERAL MEETING

The 34th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) was held on Friday, 27 July 2018 at 9.30 AM at the Ballroom, Hotel Park Hyatt, Banjara Hills, Road No.2, Hyderabad – 500034, India.

Directors Present:

1.	Mr. K Satish Reddy	-	Chairman and Member
2.	Mr. G V Prasad	-	Co-Chairman, Managing Director & CEO and Member
3.	Mr. Anupam Puri	-	Independent Director and ADR holder
4.	Mr. Bharat N Doshi	-	Independent Director and Member
5.	Dr. Bruce L A Carter	-	Independent Director and ADR holder
6.	Dr. Omkar Goswami	-	Independent Director and Member
7.	Mr. Prasad R Menon	-	Independent Director
8.	Mr. Sridar Iyengar	-	Independent Director

In Attendance:

Mr. Saumen Chakraborty	-	President & Chief Financial Officer
Mr. Sandeep Poddar	-	Company Secretary
Mr. G Raghu Babu	-	Scrutinizer, Practising Company Secretaries

Representatives of M/s S R Batliboi & Associates LLP, Statutory Auditors were also present to address shareholder queries, if any.

Members Present:

In person 183 representing 4,38,11,454 shares

By proxy 30 representing 12,92,434 shares

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order. Ms. Kalpana Morparia was granted leave of absence from attending the AGM due to some personal exigency. The Company Secretary read the Notice of the AGM and the Statutory Auditors’ Report. The Chairman delivered his speech followed with the address by the Co-Chairman, Managing Director & CEO.

Mr. Anupam Puri, Independent Director, chaired the meeting for agenda item no. 3 of the Notice of the 34th AGM, relating to re-appointment of Mr. K Satish Reddy, retiring by rotation.

The shareholders were informed that the copies of audited financial statements (both standalone and consolidated) for the year ended March 31, 2018, Board’s and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents along with the statutory registers are available for inspection at the AGM venue.

Members were invited to come forward and seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the shareholders sought clarifications on the following key topics:

a)	Ongoing inspections by USFDA and delay in clearance/approval vis-à-vis its peers: The management responded saying that the Company is trying its best to resolve the USFDA related matters and engaging with the agency. Regarding Warning Letter related sites – USFDA sought additional details on Srikakulam facility which is being provided by the Company and USFDA has already been invited for re-inspection of Duvvada facility.
b)	Future of API business: The management responded saying that API is still a priority, the Company is focussed on regaining its leadership back in API for external market and aims to grow its captive consumption as well
c)	Viability of continued focus on US markets: The management responded saying that US is still quite attractive despite all the challenges. However, the Emerging Markets also have been a significant driver of the Company’s growth.
d)	CSR initiatives: The management responded on the company’s CSR initiatives with regard to its livelihood programs for youth and people with disability programs to enable employment.

The shareholders were further informed that the Company had provided to the Members facility to cast their vote electronically, on all resolutions set forth in the Notice of the 34th AGM through remote e-voting. The remote e-voting facility was open from Monday, 23 July 2018 (9.00 AM IST) to Thursday, 26 July 2018 (5.00 PM IST). Members who were present at the AGM and had not cast their votes through remote e-voting were provided an opportunity to cast their votes at the meeting. It was further informed that there would be no voting by show of hands at the meeting.

The following items of business, as per the Notice of the 34th AGM dated 23 June 2018 were transacted at the meeting:

Ordinary Business

1.	Adoption of audited Financial Statements (both Standalone and Consolidated Financial Statements) for the financial year ended March 31, 2018, and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution).
2.	Declaration of Dividend for the financial year 2017-18 (Ordinary Resolution).
3.	Re-appointment of Mr. K Satish Reddy (DIN: 00129701) who retires by rotation, and being eligible, offers himself for the re-appointment (Ordinary Resolution).

Special Business

4.	Re-appointment of Mr. Anupam Puri (DIN: 00209113) as an independent director for a second term of one year (Special Resolution).
5.	Appointment of Mr. Prasad R Menon (DIN: 00005078) as an independent director for a term of five years (Ordinary Resolution).
6.	Approval of ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (Special Resolution).
7.	Grant of stock options to the employees of the subsidiary company (ies) of the company under ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (Special Resolution).
8.	Implementation of the ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ through ‘Dr. Reddy’s Employees ESOS Trust’ (Special Resolution).

9.	Authorisation to ‘Dr. Reddy’s Employees ESOS Trust’ for secondary acquisition of equity shares for the purpose of stock options (Special Resolution).
10.	Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates Cost Accountants, for the financial year ending 31 March 2019 (Ordinary Resolution).

The Chairman informed the shareholders that Mr. G Raghu Babu, partner of M/s R & A Associates, Practicing Company Secretaries, Hyderabad (membership no. FCS 4448 and certificate of practice no. 2820) was appointed as the Scrutinizer for the remote e-voting and voting at the AGM venue in a fair and transparent manner and to report on the voting results for the items as per the notice of the 34th AGM. The Chairman also authorised the Company Secretary on behalf of the Board, to declare the results of the voting. The scrutinizers’ report was received, and accordingly all the resolutions as set out in the Notice of the 34th AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Ltd.

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary